TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

February 14, 2019

Via EDGAR

John Dana Brown,
          Securities and Exchange Commission,
            Division of Corporate Finance,
              100 F Street, N.E.,
                Washington, D.C. 20549.

Re:	Responses to Comment on the Registration Statement on Form S-4 filed by Harris Corporation on December 14, 2018 (File No. 333-228829)

Dear Mr. Brown:

On behalf of Harris Corporation (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on December 14, 2018 (the “Registration Statement”) contained in the Staff’s letter dated February 6, 2019 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter.  For your convenience, we have set out the text of the comment from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to file an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof.  Page numbers referenced in the response refer to page numbers in the Registration Statement.  Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Securities and Exchange Commission
February 14, 2019

Exclusive Forum for Certain Actions, page A-86

1.
We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response:  In response to the Staff’s comment, the Company will revise the disclosure to include the following language under the caption “Comparison of Stockholders’ Rights—Forum Selection” on page 200 of the Registration Statement:

Under the L3 Harris bylaws, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, although stockholders will not be deemed to have waived L3 Harris’ compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in L3 Harris’ bylaws to be inapplicable or unenforceable.

*      *      *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comment.  Please direct any questions or comments regarding this letter to me at (212) 558-4682 or croftons@sullcrom.com.

Securities and Exchange Commission
February 14, 2019

Very truly yours,

/s/ Scott B. Crofton
Scott B. Crofton

cc:	Laura Nicholson
(Securities and Exchange Commission)

William M. Brown
Scott T. Mikuen
(Harris Corporation)

Keith A. Pagnani
(Sullivan & Cromwell LLP)

Christopher E. Kubasik
Ann D. Davidson
(L3 Technologies, Inc.)

William E. Curbow
Sebastian Tiller
(Simpson Thacher & Bartlett LLP)